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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 16)


                          Sovereign Bancorp, Inc.

                              (Name of Issuer)


                      Common Stock (without par value)

                       (Title of Class of Securities)


                                845905 10 8

                               (CUSIP Number)


                            Frederick J. Jaindl
                            Jaindl's Turkey Farm
                            3150 Coffeetown Road
                        Orefield, Pennsylvania 18069
                               (610) 395-3333

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 24, 1995

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

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- ---------------------
CUSIP NO. 845905 10 8
- ---------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Frederick John Jaindl
      SS No.: ###-##-####
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             3,815,782.49
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               3,815,782.49
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        3,815,782.49
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [X ]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.0%
- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
- ------------------------------------------------------------
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            This Amendment No. 16, dated April 27, 1995 (this "Amendment"), to the Schedule 13D filed by Frederick J. Jaindl (the "Reporting Person") dated September 3, 1986, as amended by Amendment No. 1 dated March 15,
1989, Amendment No. 2 dated May 12, 1989, Amendment No. 3 dated June 5, 1989, Amendment No. 4 dated August 7, 1989, Amendment No. 5 dated September 1, 1989, Amendment No. 6 dated December 20, 1989, Amendment No. 7 dated September 4, 1990, Amendment No. 8 dated September 24, 1992, Amendment No.
9 dated May 6, 1993, Amendment No. 10 dated June 1, 1993, Amendment No. 11 dated December 20, 1994, Amendment No. 12 dated January 5, 1994; Amendment No. 13 dated January 3, 1994, Amendment No. 14 dated January 19, 1994 and Amendment No. 15, dated April 26, 1994, (as amended, the "Schedule 13D"), amends the Schedule 13D with respect to the common stock, without par value ("Common Stock"), of Sovereign Bancorp, Inc., a Pennsylvania corporation ("Sovereign"), by adding the following information under the items indicated:


Item 1.     Security and Issuer

            This Amendment relates to the Common Stock, without par value, of Sovereign. Sovereign's principal executive offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.


Item 2.     Identity and Background

            (a)-(c), (f) The Reporting Person is Frederick J. Jaindl. The Reporting Person's business address is c/o Jaindl's Turkey Farm, 3150 Coffeetown Road, Orefield, Pennsylvania 18069. The Reporting Person's present principal occupation is as sole proprietor of Jaindl's Turkey Farm. The principal business of Jaindl's Turkey Farm is the growing and breeding of turkeys. The Reporting Person is a United States citizen.

            (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

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Item 3.     Source and Amount of Funds or Other Consideration.

            Except as otherwise set forth in the Schedule 13D or this Amendment, the Common Stock beneficially owned by the Reporting Person was acquired (i) in open market purchases, (ii) pursuant to the stock-for-stock merger of Valley Federal Savings and Loan Association ("Valley Federal") with Sovereign, in which shares of common stock of Valley Federal owned by the Reporting Person were converted into the right to receive Common Stock,
(iii) through dividends, splits or other distributions of Common Stock by Sovereign with respect to outstanding Common Stock, or (iv) through the reinvestment of cash dividends distributed by Sovereign pursuant to the Reporting Person's participation in Sovereign's Dividend Reinvestment Plan. The Common Stock purchased by the Reporting Person was purchased with funds
(i) from income and other distributions from the Reporting Person's principal business and other businesses and investments and (ii) as previously disclosed in the Schedule 13D, borrowed pursuant to margin loans with Legg Mason Wood Walker Inc. ("Legg Mason") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The margin loan with Legg Mason is secured by Common Stock. The margin loan with Merrill has been repaid in full and the Common Stock secured pursuant thereto has been released. The Reporting Person has also used Common Stock to secure loans from PNC Bank N.A. and Meridian Bank to, and letters of credit from Meridian Bank and Keystone Farm Credit for the benefit of, his principal business and other businesses.


Item 4.     Purpose of Transaction.

            (a)-(j) The Reporting Person initially acquired Common Stock for investment purposes and has from time to time assessed his investment in Sovereign. As set forth in Amendment 15 to the Schedule 13D, on April 26, 1994, following a review of his investment in Sovereign, the Reporting Person determined to sell shares of Common Stock from time to time in one or more transactions based on, among other things, then current market conditions. Since such date, the Reporting Person has sold or otherwise transferred Common Stock as set forth on Annex A hereto. The Reporting Person intends to continue to review and assess his investment in Sovereign and may from time to time increase or decrease such investment based on then existing market conditions and other facts and circumstances. There can be no assurance that the Reporting Person will increase or decrease his investment in Sovereign or as to the number of shares of Common Stock that may be bought, sold or otherwise transferred in any such transactions.

            On April 24, 1995, the Reporting Person sent a letter (the "Resignation Letter") to Sovereign and each of

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the other directors of Sovereign informing them that, among other things, he was resigning as Chairman and as a director of Sovereign. The Reporting Person also issued a press release (the "Press Release") announcing such resignation. The Resignation Letter and the Press Release are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

            The Reporting Person, in his former capacity as a director of Sovereign and his current and former capacity as a substantial stockholder of Sovereign, has from time to time considered the potential benefits to Sovereign and its stockholders (including the Reporting Person) of an extraordinary transaction such as a merger or reorganization involving Sovereign and/or its subsidiaries. Subject to his legal obligations, the Reporting Person intends to continue to evaluate one or more of such potential transactions in the future. There can be no assurance that the Reporting Person will propose that Sovereign engage in any such transaction or transactions or that, as a result of any such proposal, Sovereign will enter into any agreement with respect to or consummate any such transactions. As more fully set forth in Item 6, the Reporting Person is a party to the MOU (as hereinafter defined) that limits the ability of directors of Sovereign to, among other things, knowingly receive or respond to certain acquisition proposals.


Item 5.     Interest in Securities of the Issuer.

            (a)-(d) Based on the information set forth herein and information contained in the most recent publicly available filings of Sovereign with the Securities and Exchange Commission (including an adjustment for the special 5% Common Stock dividend whereby one additional share of Common Stock was distributed on April 11, 1995 by Sovereign for every twenty shares of Common Stock owned by holders of record on March 31,
1995), the Reporting Person beneficially owns the number and percentage of outstanding shares of Common Stock listed in his responses to Items 11 and 13, respectively, of the cover page filed herewith (which includes 42,000 shares of Common Stock (after adjustment for the 5% Common Stock dividend) gifted to the Reporting Person's spouse on October 1, 1994 and 6,930 shares of Common Stock held by the Jaindl's Turkey Farm Profit Sharing Plan, over which the Reporting Person, as the administrator, has sole voting and dispositive power). In addition, the number of shares of Common Stock which may be deemed beneficially owned by the Reporting Person with respect to which the Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of his cover page filed herewith. The Reporting Person expressly disclaims beneficial ownership of

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Common Stock held by his children, a charitable trust and various trusts for the benefit of his grandchildren over which he has no voting or dispositive power. Attached hereto as Annex A is a schedule of transactions or other transfers of Common Stock by the Reporting Person since the filing of Amendment No. 15 to the Schedule 13D.


Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to Securities of the Issuer

            As previously disclosed in Amendment No. 14 to the Schedule
13D, on January 18, 1994, the Reporting Person entered into a Memorandum of Understanding (the "MOU") with Sovereign and each of the other directors of Sovereign. The MOU provides, among other things, that (i) each of the directors would vote in favor of the nomination of (A) each of the then serving Class I directors and an additional named person as a Class I director at Sovereign's 1994 Annual Meeting of Stockholders and (B) each of the then serving Class II directors as a Class II director at Sovereign's 1995 Annual Meeting of Stockholders, (ii) Sovereign would pursue a course of continued independence for at least eighteen months and (iii) during such eighteen month period, neither Sovereign nor any of its directors will, directly or indirectly, through intermediaries or otherwise, contact, knowingly receive, or substantially respond to any communication (whether orally or in writing), with any possible acquiror of Sovereign with regard to a possible acquisition of Sovereign. The provisions described in clauses
(ii) and (iii) of the preceding sentence are scheduled to terminate on July 18, 1995. Except as set forth in this Amendment, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of Sovereign.


Item 7.     Material to Be Filed as Exhibits

      (1)   Resignation Letter, dated April 24, 1995.

      (2)   Press Release, dated April 24, 1995.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 1995




                                 /s/ Frederick J. Jaindl
                                     Frederick J. Jaindl

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                                                                    Annex A





                  COMMON STOCK TRANSACTIONS AND TRANSFERS



Date        Transaction    # Shares    $/Share        Proceeds

5/2/94      Market Sale    39,500      $10.9411       $432,173.45
5/3/94      Market Sale     9,100      $10.8750       $ 98,962.50
5/4/94      Market Sale    37,900      $10.8874       $412,632.46
5/5/94      Market Sale    17,700      $10.6624       $188,724.48
5/9/94      Market Sale    13,175      $10.4375       $137,514.06
5/10/94     Market Sale    29,600      $10.3813       $307,286.48
5/11/94     Market Sale    21,500      $10.3750       $223.062.50
5/13/94     Market Sale    22,000      $10,2682       $225,900.40
5/16/94     Market Sale    31,900      $10.1040       $322,317.60
5/17/94     Market Sale     2,000      $10.1250       $ 20,250.00
7/  /94     Gift               30      N.A.           N.A.
12/28/94    Gift           74,954      N.A.           N.A.

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                               EXHIBIT INDEX


Exhibit No.       Description                   Page No.

1                 Resignation Letter, dated
                  April 24, 1995

2                 Press Release, dated
                  April 24, 1995